UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	10 September 2024 – “Director/PDMR Shareholding - amended”

99.1

Haleon plc
("Haleon" or "the Company")

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them (amended)

11 September 2024: The following amendment has been made to the "Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them" filing made on 10 September 2010.

An update to the number of shares granted to Adrian Morris under the Performance Share Plan (Interim) award and the prorata application.

All other details remain unchanged.

The full amendment is shown below.

Notification and Public Disclosure in accordance with the requirements of The UK Market Abuse Regulation of transactions by Persons Discharging Managerial Responsibilities ("PDMRs").

This notification sets out the details of the grant of Haleon share awards over Ordinary Shares made to PDMRs under the Haleon Performance Share Plan 2023 and Share Value Plan 2023.

The Performance Share Plan (Interim) awards are subject to continued employment and performance conditions over the performance period ending on 31 December 2026 (vesting in March 2027). These awards have been prorated for Line De Decker and Claire Dickson to reflect the date of joining Haleon. Performance targets were disclosed in the 2023 Annual Report and Form 20-F.

The Performance Share Plan (Buyout) awards are subject to continued employment and performance conditions over the performance period as specified below.

The Share Value Plan (Buyout) awards are subject to continued employment.

All awards are subject to malus and clawback provisions.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Line De Decker
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction
(i)           Grant of a conditional award under the Haleon plc Performance Share Plan (Buyout) subject to performance conditions over the performance period ending on 31 December 2025 (vesting in March 2026).
(ii)          Grant of a conditional award under the Haleon plc Performance Share Plan (Buyout) subject to performance conditions over the performance period ending on 31 December 2026 (vesting in March 2027).
(iii)         Grant of a conditional award under the Haleon plc Performance Share Plan (Buyout) subject to performance conditions over the performance period ending on 31 December 2026 (vesting in March 2028).
(iv)         Grant of a conditional award under the Haleon plc Performance Share Plan (Interim).

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	176,411
		(ii)	Nil	194,052
		(iii)	Nil	113,197
		(iv)	Nil	160,257

d)	Aggregated information

	- Aggregated volume	643,917

	- Price	Nil

e)	Date of the transaction	10 September 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Dickson
2	Reason for the notification
a)	Position/status	Chief Digital and Technology Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction
(i)           Grant of a conditional award under the Haleon plc Performance Share Plan (Buyout) subject to performance conditions over the performance period ending on 31 December 2025 (vesting in March 2026).
(ii)          Grant of a conditional award under the Haleon plc Performance Share Plan (Buyout) subject to performance conditions over the performance period ending on 31 December 2026 (vesting vest in March 2027).
(iii)         Grant of a conditional award under the Haleon plc Share Value Plan (Buyout) vesting in July 2026.
(iv)         Grant of a conditional award under the Haleon plc Performance Share Plan (Interim).

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	122,756
		(ii)	Nil	39,886
		(iii)	Nil	15,197
		(iv)	Nil	117,949

d)	Aggregated information

	- Aggregated volume	295,788

	- Price	Nil

e)	Date of the transaction	10 September 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adrian Morris
2	Reason for the notification
a)	Position/status	General Counsel
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction
(i)           Grant of a conditional award under the Haleon plc Performance Share Plan (Buyout) subject to performance conditions over the performance period ending on 31 December 2025 (vesting in March 2026).
(ii)          Grant of a conditional award under the Haleon plc Share Value Plan (Buyout) (vesting in September 2027).
(iii)         Grant of a conditional award under the Haleon plc Performance Share Plan (Interim).

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	334,025
		(ii)	Nil	76,924
		(iii)	Nil	461,539

d)	Aggregated information

	- Aggregated volume	872,488

	- Price	Nil

e)	Date of the transaction	10 September 2024
f)	Place of the transaction	Outside a trading venue

Amanda Mellor
Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: September 11, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary